BEST AVAILABLE COPY

GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel : 6877 8228 Writer's DDI No. 68778278
Fax : 225 4959

[redacted]

02049186

CITY DEVELOPMENTS LIMITED
MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

Our Ref : GCSS-EL/1846/02/LTR

8 August 2002

SUPPL

Securities & Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States of America

BY COURIER

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 12 2002
WASH. D.C. 180

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED (FILE NO. 82.3672)

Enclosed are the following documents :

(i) Notice dated 2 August 2002 with enclosure (Republic Hotels & Resorts Limited – Notice of Changes in Substantial Shareholders' Direct and Deemed Interests);

(ii) Letter dated 3 August 2002 with enclosure (Voluntary Unconditional Cash Offer for Republic Hotels & Resorts Limited);

(iii) Announcement dated 2 August 2002 with enclosure (Voluntary Unconditional Cash Offer by The Hongkong and Shanghai Banking Corporation Limited for and on behalf of M&C Hotels Holdings Limited for the Issued and Fully-Paid Capital of Republic Hotels & Resorts Limited);

(iv) Notice dated 5 August 2002 with enclosure (Republic Hotels & Resorts Limited – Notice of Changes in Substantial Shareholders' Direct and Deemed Interests);

PROCESSED
AUG 21 2002
THOMSON FINANCIAL

Regards,

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

dlw 8/20

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosure) *(By Fax Only)*
Ms Catherine Loh (without enclosures)

EL/it

36 Robinson Road
#20-01 City House
Singapore 068877

82-3072

MASNET No. 34 OF 05.08.2002
Announcement No. 34

REPUBLIC HOTELS & RESORTS LIMITED

NOTICE OF CHANGES IN SUBSTANTIAL SHAREHOLDERS' DIRECT AND DEEMED INTERESTS

Please refer to the attached file on the various substantial shareholders' notifications to the Company in respect of the changes in their direct and deemed interests arising from the acceptances received by M&C Hotels Holdings Limited ("M&C HHL") on 2 August 2002 pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company as described in its Offer Document dated 17 June 2002.

RHR SShdr(2Aug).

Submitted by Boey Mui Tiang, Company Secretary on 05/08/02 to the SGX

Republic Hotels & Resorts Limited
(the "Company")

Date of notice to company : 5 August 2002

Date of change of interest (including deemed interest) : 2 August 2002

Circumstance giving rise to the change : Receipt by M&C Hotels Holdings Limited ("M&C HHL") of acceptances in respect of an aggregate 658,600 ordinary shares of S$1.00 each in the capital of the Company ("Acceptance Shares"), pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company (the "Offer") as described in its Offer Document dated 17 June 2002.

Amount of consideration (excluding brokerage and stamp duties) per share paid or received : S$1.30 in cash

				Information relating to shares held in the name of registered holder						Holdings of substantial shareholder (including direct and deemed interest)							
										Deemed				Direct			
Notice of:	Name of Substantial Shareholder	Name of registered holder	Details	No. of shares which are the subject of the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital
Changes in Substantial Shareholder's Interests	M&C HHL	M&C HHL[1]	Receipt of Acceptance Shares	658,600	0.131	490,031,408	97.798	490,690,008	97.930	-	0.000	-	0.000	490,031,408	97.798	490,690,008	97.930
Changes in Substantial Shareholder's Deemed Interests	Millennium & Copthorne Hotels plc ("M&C")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, M&C has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	658,600	0.131	490,031,408	97.798	490,690,008	97.930	490,031,408	97.798	490,690,008	97.930	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Singapura Developments (Private) Limited ("SDPL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, SDPL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	658,600	0.131	490,031,408	97.798	490,690,008	97.930	490,031,408	97.798	490,690,008	97.930	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	City Developments Limited ("CDL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, CDL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	658,600	0.131	490,031,408	97.798	490,690,008	97.930	490,031,408	97.798	490,690,008	97.930	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Hong Leong Investment Holdings Pte. Ltd. ("HLIH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, HLIH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	658,600	0.131	490,031,408	97.798	490,690,008	97.930	490,031,408	97.798	490,690,008	97.930	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Kwek Holdings Pte Ltd ("KH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, KH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	658,600	0.131	490,031,408	97.798	490,690,008	97.930	490,031,408	97.798	490,690,008	97.930	-	0.000	-	0.000

Notes:
% of issued share capital is based on the Company's issued and fully paid-up share capital comprising 501,063,912 ordinary shares of S$1.00 each
[1] M&C HHL will be the registered holder of the 658,600 ordinary shares in the capital of the Company upon settlement and transfer of such shares pursuant to the terms of the Offer

82-3672

MASNET No. 97 OF 02.08.2002
Announcement No. 109

REPUBLIC HOTELS & RESORTS LIMITED

VOLUNTARY UNCONDITIONAL CASH OFFER BY THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED ("HSBC") FOR AND ON BEHALF OF M&C HOTELS HOLDINGS LIMITED (THE "OFFEROR") FOR THE ISSUED AND FULLY-PAID CAPITAL OF REPUBLIC HOTELS & RESORTS LIMITED

Republic Hotels & Resorts Limited (the "**Company**") refers to the voluntary unconditional cash offer (the "**Offer**") by HSBC for and on behalf of the Offeror, a wholly-owned subsidiary of Millennium & Copthorne Hotels plc, for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company (the "**Shares**") not already owned by the Offeror as at the date of the Offer and the announcement made by HSBC on 2 August 2002 for and on behalf of the Offeror (the "**HSBC Announcement**").

It is stated in the HSBC Announcement that the Offer had closed at 3.30 p.m. on 2 August 2002 (the "**Final Closing Date**"), and that all forms of acceptance and other relevant documents received after 3.30 p.m. on the Final Closing Date would not be accepted and would be returned by ordinary post to the relevant accepting shareholders of the Company ("**Shareholders**") at their own risk.

It is also stated in the HSBC Announcement that in respect of valid acceptances of the Offer that were complete in all respects and which were received before 3.30 p.m. on the Final Closing Date, remittances in the form of Singapore dollar cheques for the appropriate amounts will be or had been, as the case may be, despatched to accepting Shareholders (or in the case of Shareholders holding share certificate(s) which are not deposited with The Central Depository (Pte) Limited ("CDP"), their designated agents, as they may direct) by ordinary post, at the risk of the accepting Shareholders, within 21 days of the receipt of acceptances.

It was announced on behalf of the Offeror that, subject to Section 215 of the Companies Act, Chapter 50 of Singapore (the "**Act**") and pursuant to the notices given by the Offeror on 12 July 2002 ("**First Form 57**") and 26 July 2002 ("**Second Form 57**") to Shareholders who had not validly accepted the Offer as at 5.00 p.m. on 10 July 2002 and 24 July 2002 (other than Shareholders whose names appeared on the records of CDP and M & C Services Private Limited as at 10 July 2002 and who had been given the First Form 57), respectively, the Offeror is entitled and bound to acquire the Shares of Shareholders who had not validly accepted the Offer as at 3.30 p.m. on the Final Closing Date ("**Dissenting Shareholders**"). It was also announced that the Offeror intends to exercise its right of compulsory acquisition to acquire the Shares of the Dissenting Shareholders after the expiration of one month after the Second Form 57 was given, subject to the provisions of Section 215(4) of the Act, for a cash consideration of S$1.30 for each Share.

Subject to the completion of such compulsory acquisition, the Company will become a wholly-owned subsidiary of the Offeror and will be delisted from the Singapore Exchange Securities Trading Limited.

Shareholders may wish to refer to the HSBC Announcement for further information on the above matters, as well as for information on the level of valid acceptances received by the Offeror as at the close of the Offer. A copy of the HSBC Announcement is available on the website of the Singapore Exchange Securities Trading Limited at www.sgx.com.

The Directors of the Company (including those who have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated in this Announcement and all opinions expressed herein are fair and accurate and no material facts have been omitted and they jointly and severally accept responsibility accordingly.

By Order of the Board

VOLUNTARY UNCONDITIONAL CASH OFFER

by

HSBC

The Hongkong and Shanghai Banking Corporation Limited
(Incorporated in the Hong Kong SAR with limited liability)

for and on behalf of

M&C Hotels Holdings Limited
(previously known as Chamberfrost Limited)
(Incorporated in England and Wales)

a wholly-owned subsidiary of

MILLENNIUM & COPTHORNE HOTELS plc
(Incorporated in England and Wales)

to acquire all the issued and fully-paid ordinary shares of S$1.00 each in the capital of

Republic Hotels & Resorts Limited
(Incorporated in the Republic of Singapore)

not already owned by the Offeror as at the date of the Offer

VOLUNTARY UNCONDITIONAL CASH OFFER (THE "OFFER") BY THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED ("HSBC") FOR AND ON BEHALF OF M&C HOTELS HOLDINGS LIMITED (THE "OFFEROR") TO ACQUIRE ALL THE ISSUED AND FULLY-PAID ORDINARY SHARES OF S$1.00 EACH (THE "SHARES") IN THE CAPITAL OF REPUBLIC HOTELS & RESORTS LIMITED ("RHR") NOT ALREADY OWNED BY THE OFFEROR AS AT THE DATE OF THE OFFER (THE "OFFER SHARES")

All capitalised terms used and not defined in this announcement ("Announcement") shall have the meaning given to them in the offer document dated 17 June 2002 ("Offer Document") issued in connection with the Offer.

1. CLOSE OF THE OFFER

HSBC wishes to announce, for and on behalf of the Offeror, that the Offer has closed at 3.30 p.m. on 2 August 2002 (the "Final Closing Date").

All forms of acceptance and other relevant documents received after 3.30 p.m. on the Final Closing Date will not be accepted and will be returned by ordinary post at the risk of the relevant accepting Shareholders.

2. LEVEL OF ACCEPTANCES

HSBC announces, for and on behalf of the Offeror, that as at 3.30 p.m. on the Final Closing Date, the Offeror has, pursuant to the Offer, received valid acceptances in respect of an aggregate of 490,690,008 Offer Shares, which represent approximately 97.93 per cent. of the issued and fully-paid capital of RHR as at the date of this Announcement.

Included in the above-mentioned acceptances are acceptances from parties acting or presumed to be acting in concert with the Offeror as set out in Appendix I, in respect of an aggregate of 434,485,157 Offer Shares, which represent approximately 86.71 per cent. of the issued and fully-paid capital of RHR.

Prior to the date of the announcement of the Offer on 31 May 2002, (i) the Offeror did not own or control, nor had it agreed to acquire, any Offer Shares (whether by itself or through nominees), and (ii) based on information available to the Offeror as at the Final Closing Date, parties acting or presumed to be acting in concert with the Offeror owned, controlled or had agreed to acquire an aggregate of 434,535,157 Offer Shares[1], representing approximately 86.72 per cent. of the issued and fully-paid capital of RHR.

From the date of the announcement of the Offer to 3.30 p.m. on the Final Closing Date, neither the Offeror nor, based on information available to the Offeror as at the Final Closing Date, any party acting or presumed to be acting in concert with it has acquired or agreed to acquire any further Offer Shares except pursuant to the Offer.

Based on the above and taking into account valid acceptances of the Offer received up to 3.30 p.m. on the Final Closing Date, the Offeror and parties acting or presumed to be acting in concert with it now own, control or have agreed to acquire 490,690,008 Offer Shares, representing approximately 97.93 per cent. of the issued and fully-paid capital of RHR as at the date of this Announcement.

Further, subject to Section 215 of the Companies Act, Chapter 50 ("the Act") and pursuant to the notices given by the Offeror on 12 July 2002 ("First Form 57") and 26 July 2002 ("Second Form 57") to Shareholders who had not validly accepted the Offer as at 5.00 p.m. on 10 July 2002 and 24 July 2002 (other than those whose names appeared on the records of The Central Depository (Pte) Limited ("CDP") and M & C Services Private Limited as at 10 July 2002 and who have been given the First Form 57), respectively, the Offeror is entitled and bound to acquire the Shares of Shareholders who had not validly accepted the Offer as at 3.30 p.m. on the Final Closing Date ("Dissenting Shareholders").

Note
[1]This includes the 50,000 Shares previously held by Foo See Juan as at the date of announcement of the Offer and which were subsequently sold by him on 31 May 2002 as disclosed in the Offer Document.

3. SETTLEMENT

In respect of valid acceptances of the Offer that are complete in all respects and have been received before 3.30 pm on the Final Closing Date, remittances in the form of Singapore dollar cheques for the appropriate amounts will be or have been, as the case may be, despatched to accepting Shareholders (or in the case of Shareholders holding share certificate(s) which are not deposited with CDP, their designated agents, as they may direct) by ordinary post, at the risk of the accepting Shareholders, within 21 days of the receipt of acceptances.

4. COMPULSORY ACQUISITION AND DELISTING

As stated above, the Offeror had on 12 July 2002 and 26 July 2002 given the First Form 57 and the Second Form 57 respectively to the relevant Shareholders as described above.

The Offeror intends to exercise its right of compulsory acquisition to acquire the Shares of the Dissenting Shareholders after the expiration of one month after the Second Form 57 is given, subject to the provisions of Section 215(4) of the Act, for a cash consideration of S$1.30 for each Share.

Subject to the completion of such compulsory acquisition, RHR will become a wholly-owned subsidiary of the Offeror and will be delisted from the Singapore Exchange Securities Trading Limited.

5. RESPONSIBILITY STATEMENT

The directors of the Offeror and Millennium & Copthorne Hotels plc (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Issued by
The Hongkong and Shanghai Banking Corporation Limited

For and on behalf of
M&C Hotels Holdings Limited

2 August 2002

Appendix I

Acceptances by Parties Acting or Presumed to be Acting in Concert with the Offeror

Name of concert parties	No. of Offer Shares accepted under the Offer
TOSCAP Limited	229,733,904
ATOS Holding AG	195,795,903
Tudor Court Gallery Pte Ltd	2,439,500
Teo Suan Chin	2,399,000
Hong Leong Foundation	1,968,750
Kwek Leng Beng	428,800
Quek Bee Heong	396,667
Kwek Geok Luan	337,166
Gan Lee Hoon nee Kwek Lee Hoon	158,667
Kwek Lay Kuan	98,000
Kwek Lay Hoon	88,000
Tan Siok Cheng (Daughter of Tan I Tong)	80,000
Yeoh Cheng Kung	71,400
Tan Siok Shong (Son of Tan I Tong)	61,160
Kwek Guat Kim	55,000
Ng Ah Lek (Spouse of Kwek Guat Kim)	12,000
Kwek Lay Lian	55,000
Kwek Lay Yong	49,000
Felix Lim Ah Yeong	48,000
Patricia Yeo Wei Ping	46,000
Sim Miah Kian	40,000
Lee Siew Seng (Spouse of Sim Miah Kian)	40,000
Lorna Chan (Spouse of Gan Eng Kiat)	25,000
Tan I Tong	24,480
Ong Chee Boon @ Ong Pang Thok (Brother of Ong Pang Boon)	14,000
Chia Ngiang Hong	7,000
Lim Swee Peng	7,000
Lim Peng Boon	5,760
TOTAL	434,485,157

82-3672

CITY DEVELOPMENTS LIMITED

Voluntary Unconditional Cash Offer for Republic Hotels & Resorts Limited

3 August 2002

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804

Dear Sir

Voluntary Unconditional Cash Offer (the "Offer") by The Hongkong and Shanghai Banking Corporation Limited ("HSBC") for and on behalf of M&C Hotels Holdings Limited (the "Offeror") for the issued and fully paid-up capital of Republic Hotels & Resorts Limited ("RHR")

We refer to the release of the announcements issued by:

(a) HSBC for and on behalf of the Offeror on 2 August 2002 informing, inter alia, that (i) the Offer had closed at 3.30 p.m. on 2 August 2002 (the "Final Closing Date"), (ii) the level of acceptances received by the Offeror as at the Final Closing Date and (iii) the Offeror's intention to exercise its right of compulsory acquisition to acquire the shares of shareholders of RHR who had not validly accepted the Offer as at 3.30 p.m. on the Final Closing Date after the expiration of one month after the second form 57 was given by the Offeror on 26 July 2002; and

(b) RHR on 2 August 2002 informing its shareholders of the announcement released by HSBC on 2 August 2002 and setting out the salient points of the said HSBC announcement.

The aforesaid announcements are available on the website of the Singapore Exchange Securities Trading Limited at www.sgx.com.

Yours faithfully
CITY DEVELOPMENTS LIMITED

Shufen Loh @ Catherine Shufen Loh
Company Secretary

Submitted by Shufen Loh @ Catherine Shufen Loh, Company Secretary on 03/08/2002 (DD/MM/YYYY) to the SGX

VOLUNTARY UNCONDITIONAL CASH OFFER

by

HSBC

The Hongkong and Shanghai Banking Corporation Limited
(Incorporated in the Hong Kong SAR with limited liability)

for and on behalf of

M&C Hotels Holdings Limited
(previously known as Chamberfrost Limited)
(Incorporated in England and Wales)

a wholly-owned subsidiary of

MILLENNIUM & COPTHORNE HOTELS plc
(Incorporated in England and Wales)

to acquire all the issued and fully-paid ordinary shares of S$1.00 each in the capital of

Republic Hotels & Resorts Limited
(Incorporated in the Republic of Singapore)

not already owned by the Offeror as at the date of the Offer

VOLUNTARY UNCONDITIONAL CASH OFFER (THE "OFFER") BY THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED ("HSBC") FOR AND ON BEHALF OF M&C HOTELS HOLDINGS LIMITED (THE "OFFEROR") TO ACQUIRE ALL THE ISSUED AND FULLY-PAID ORDINARY SHARES OF S$1.00 EACH (THE "SHARES") IN THE CAPITAL OF REPUBLIC HOTELS & RESORTS LIMITED ("RHR") NOT ALREADY OWNED BY THE OFFEROR AS AT THE DATE OF THE OFFER (THE "OFFER SHARES")

All capitalised terms used and not defined in this announcement ("Announcement") shall have the meaning given to them in the offer document dated 17 June 2002 ("Offer Document") issued in connection with the Offer.

1. CLOSE OF THE OFFER

HSBC wishes to announce, for and on behalf of the Offeror, that the Offer has closed at 3.30 p.m. on 2 August 2002 (the "Final Closing Date").

All forms of acceptance and other relevant documents received after 3.30 p.m. on the Final Closing Date will not be accepted and will be returned by ordinary post at the risk of the relevant accepting Shareholders.

2. LEVEL OF ACCEPTANCES

HSBC announces, for and on behalf of the Offeror, that as at 3.30 p.m. on the Final Closing Date, the Offeror has, pursuant to the Offer, received valid acceptances in respect of an aggregate of 490,690,008 Offer Shares, which represent approximately 97.93 per cent. of the issued and fully-paid capital of RHR as at the date of this Announcement.

Included in the above-mentioned acceptances are acceptances from parties acting or presumed to be acting in concert with the Offeror as set out in Appendix I, in respect of an aggregate of 434,485,157 Offer Shares, which represent approximately 86.71 per cent. of the issued and fully-paid capital of RHR.

Prior to the date of the announcement of the Offer on 31 May 2002, (i) the Offeror did not own or control, nor had it agreed to acquire, any Offer Shares (whether by itself or through nominees), and (ii) based on information available to the Offeror as at the Final Closing Date, parties acting or presumed to be acting in concert with the Offeror owned, controlled or had agreed to acquire an aggregate of 434,535,157 Offer Shares[1], representing approximately 86.72 per cent. of the issued and fully-paid capital of RHR.

From the date of the announcement of the Offer to 3.30 p.m. on the Final Closing Date, neither the Offeror nor, based on information available to the Offeror as at the Final Closing Date, any party acting or presumed to be acting in concert with it has acquired or agreed to acquire any further Offer Shares except pursuant to the Offer.

Based on the above and taking into account valid acceptances of the Offer received up to 3.30 p.m. on the Final Closing Date, the Offeror and parties acting or presumed to be acting in concert with it now own, control or have agreed to acquire 490,690,008 Offer Shares, representing approximately 97.93 per cent. of the issued and fully-paid capital of RHR as at the date of this Announcement.

Further, subject to Section 215 of the Companies Act, Chapter 50 ("the Act") and pursuant to the notices given by the Offeror on 12 July 2002 ("First Form 57") and 26 July 2002 ("Second Form 57") to Shareholders who had not validly accepted the Offer as at 5.00 p.m. on 10 July 2002 and 24 July 2002 (other than those whose names appeared on the records of The Central Depository (Pte) Limited ("CDP") and M & C Services Private Limited as at 10 July 2002 and who have been given the First Form 57), respectively, the Offeror is entitled and bound to acquire the Shares of Shareholders who had not validly accepted the Offer as at 3.30 p.m. on the Final Closing Date ("Dissenting Shareholders").

Note
[1]This includes the 50,000 Shares previously held by Foo See Juan as at the date of announcement of the Offer and which were subsequently sold by him on 31 May 2002 as disclosed in the Offer Document.

3. **SETTLEMENT**

In respect of valid acceptances of the Offer that are complete in all respects and have been received before 3.30 pm on the Final Closing Date, remittances in the form of Singapore dollar cheques for the appropriate amounts will be or have been, as the case may be, despatched to accepting Shareholders (or in the case of Shareholders holding share certificate(s) which are not deposited with CDP, their designated agents, as they may direct) by ordinary post, at the risk of the accepting Shareholders, within 21 days of the receipt of acceptances.

4. **COMPULSORY ACQUISITION AND DELISTING**

As stated above, the Offeror had on 12 July 2002 and 26 July 2002 given the First Form 57 and the Second Form 57 respectively to the relevant Shareholders as described above.

The Offeror intends to exercise its right of compulsory acquisition to acquire the Shares of the Dissenting Shareholders after the expiration of one month after the Second Form 57 is given, subject to the provisions of Section 215(4) of the Act, for a cash consideration of S$1.30 for each Share.

Subject to the completion of such compulsory acquisition, RHR will become a wholly-owned subsidiary of the Offeror and will be delisted from the Singapore Exchange Securities Trading Limited.

5. **RESPONSIBILITY STATEMENT**

The directors of the Offeror and Millennium & Copthorne Hotels plc (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

Issued by
The Hongkong and Shanghai Banking Corporation Limited

For and on behalf of
M&C Hotels Holdings Limited

2 August 2002

Acceptances by Parties Acting or Presumed to be Acting in Concert with the Offeror

Name of concert parties	No. of Offer Shares accepted under the Offer
TOSCAP Limited	229,733,904
ATOS Holding AG	195,795,903
Tudor Court Gallery Pte Ltd	2,439,500
Teo Suan Chin	2,399,000
Hong Leong Foundation	1,968,750
Kwek Leng Beng	428,800
Quek Bee Heong	396,667
Kwek Geok Luan	337,166
Gan Lee Hoon nee Kwek Lee Hoon	158,667
Kwek Lay Kuan	98,000
Kwek Lay Hoon	88,000
Tan Siok Cheng (Daughter of Tan I Tong)	80,000
Yeoh Cheng Kung	71,400
Tan Siok Shong (Son of Tan I Tong)	61,160
Kwek Guat Kim	55,000
Ng Ah Lek (Spouse of Kwek Guat Kim)	12,000
Kwek Lay Lian	55,000
Kwek Lay Yong	49,000
Felix Lim Ah Yeong	48,000
Patricia Yeo Wei Ping	46,000
Sim Miah Kian	40,000
Lee Siew Seng (Spouse of Sim Miah Kian)	40,000
Lorna Chan (Spouse of Gan Eng Kiat)	25,000
Tan I Tong	24,480
Ong Chee Boon @ Ong Pang Thok (Brother of Ong Pang Boon)	14,000
Chia Ngiang Hong	7,000
Lim Swee Peng	7,000
Lim Peng Boon	5,760
TOTAL	434,485,157

MASNET No. 97 OF 02.08.2002
Announcement No. 109

REPUBLIC HOTELS & RESORTS LIMITED

VOLUNTARY UNCONDITIONAL CASH OFFER BY THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED ("HSBC") FOR AND ON BEHALF OF M&C HOTELS HOLDINGS LIMITED (THE "OFFEROR") FOR THE ISSUED AND FULLY-PAID CAPITAL OF REPUBLIC HOTELS & RESORTS LIMITED

Republic Hotels & Resorts Limited (the "**Company**") refers to the voluntary unconditional cash offer (the "**Offer**") by HSBC for and on behalf of the Offeror, a wholly-owned subsidiary of Millennium & Copthorne Hotels plc, for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company (the "**Shares**") not already owned by the Offeror as at the date of the Offer and the announcement made by HSBC on 2 August 2002 for and on behalf of the Offeror (the "**HSBC Announcement**").

It is stated in the HSBC Announcement that the Offer had closed at 3.30 p.m. on 2 August 2002 (the "**Final Closing Date**"), and that all forms of acceptance and other relevant documents received after 3.30 p.m. on the Final Closing Date would not be accepted and would be returned by ordinary post to the relevant accepting shareholders of the Company ("**Shareholders**") at their own risk.

It is also stated in the HSBC Announcement that in respect of valid acceptances of the Offer that were complete in all respects and which were received before 3.30 p.m. on the Final Closing Date, remittances in the form of Singapore dollar cheques for the appropriate amounts will be or had been, as the case may be, despatched to accepting Shareholders (or in the case of Shareholders holding share certificate(s) which are not deposited with The Central Depository (Pte) Limited ("CDP"), their designated agents, as they may direct) by ordinary post, at the risk of the accepting Shareholders, within 21 days of the receipt of acceptances.

It was announced on behalf of the Offeror that, subject to Section 215 of the Companies Act, Chapter 50 of Singapore (the "**Act**") and pursuant to the notices given by the Offeror on 12 July 2002 ("**First Form 57**") and 26 July 2002 ("**Second Form 57**") to Shareholders who had not validly accepted the Offer as at 5.00 p.m. on 10 July 2002 and 24 July 2002 (other than Shareholders whose names appeared on the records of CDP and M & C Services Private Limited as at 10 July 2002 and who had been given the First Form 57), respectively, the Offeror is entitled and bound to acquire the Shares of Shareholders who had not validly accepted the Offer as at 3.30 p.m. on the Final Closing Date ("**Dissenting Shareholders**"). It was also announced that the Offeror intends to exercise its right of compulsory acquisition to acquire the Shares of the Dissenting Shareholders after the expiration of one month after the Second Form 57 was given, subject to the provisions of Section 215(4) of the Act, for a cash consideration of S$1.30 for each Share.

Subject to the completion of such compulsory acquisition, the Company will become a wholly-owned subsidiary of the Offeror and will be delisted from the Singapore Exchange Securities Trading Limited.

Shareholders may wish to refer to the HSBC Announcement for further information on the above matters, as well as for information on the level of valid acceptances received by the Offeror as at the close of the Offer. A copy of the HSBC Announcement is available on the website of the Singapore Exchange Securities Trading Limited at www.sgx.com.

The Directors of the Company (including those who have delegated detailed supervision of this

Announcement) have taken all reasonable care to ensure that the facts stated in this Announcement and all opinions expressed herein are fair and accurate and no material facts have been omitted and they jointly and severally accept responsibility accordingly.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Boey Mui Tiang
Company Secretaries

Submitted by Boey Mui Tiang, Company Secretary on 02/08/2002 to the SGX

82-3672

MASNET No. 32 OF 02.08.2002
Announcement No. 44

REPUBLIC HOTELS & RESORTS LIMITED

NOTICE OF CHANGES IN SUBSTANTIAL SHAREHOLDERS' DIRECT AND DEEMED INTERESTS

Please refer to the attached files on the various substantial shareholders' notifications to the Company in respect of the changes in their direct and deemed interests arising from the acceptances received by M&C Hotels Holdings Limited ("M&C HHL") on 30 and 31 July and 1 August 2002 pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company as described in its Offer Document dated 17 June 2002.

RHR SShdr(30July) RHR SShdr(31July) RHR SShdr(1Aug).

Submitted by Boey Mui Tiang, Company Secretary on 02/08/2002 to the SGX

Republic Hotels & Resorts Limited
(the "Company")

Date of notice to company : 2 August 2002[2]

Date of change of interest (including deemed interest) : 30 July 2002

Circumstance giving rise to the change : Receipt by M&C Hotels Holdings Limited ("M&C HHL") of acceptances in respect of an aggregate 174,800 ordinary shares of S$1.00 each in the capital of the Company ("Acceptance Shares"), pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company (the "Offer") as described in its Offer Document dated 17 June 2002.

Amount of consideration (excluding brokerage and stamp duties) per share paid or received : S$1.30 in cash

				Information relating to shares held in the name of registered holder					
Notice of:	Name of Substantial Shareholder	Name of registered holder	Details	No. of shares which are the subject of the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital
Changes in Substantial Shareholder's Interests	M&C HHL	M&C HHL[1]	Receipt of Acceptance Shares	174,800	0.035	488,939,768	97.580	489,114,568	97.615
Changes in Substantial Shareholder's Deemed Interests	Millennium & Copthorne Hotels plc ("M&C")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, M&C has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	174,800	0.035	488,939,768	97.580	489,114,568	97.615
Changes in Substantial Shareholder's Deemed Interests	Singapura Developments (Private) Limited ("SDPL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, SDPL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	174,800	0.035	488,939,768	97.580	489,114,568	97.615
Changes in Substantial Shareholder's Deemed Interests	City Developments Limited ("CDL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, CDL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	174,800	0.035	488,939,768	97.580	489,114,568	97.615
Changes in Substantial Shareholder's Deemed Interests	Hong Leong Investment Holdings Pte. Ltd. ("HLIH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, HLIH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	174,800	0.035	488,939,768	97.580	489,114,568	97.615
Changes in Substantial Shareholder's Deemed Interests	Kwek Holdings Pte Ltd ("KH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, KH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	174,800	0.035	488,939,768	97.580	489,114,568	97.615

	Holdings of substantial shareholder (including direct and deemed interest)							
	Deemed				Direct			
Name of Substantial Shareholder	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital
M&C HHL	-	0.000	-	0.000	488,939,768	97.580	489,114,568	97.615
Millennium & Copthorne Hotels plc ("M&C")	488,939,768	97.580	489,114,568	97.615	-	0.000	-	0.000
Singapura Developments (Private) Limited ("SDPL")	488,939,768	97.580	489,114,568	97.615	-	0.000	-	0.000
City Developments Limited ("CDL")	488,939,768	97.580	489,114,568	97.615	-	0.000	-	0.000
Hong Leong Investment Holdings Pte. Ltd. ("HLIH")	488,939,768	97.580	489,114,568	97.615	-	0.000	-	0.000
Kwek Holdings Pte Ltd ("KH")	488,939,768	97.580	489,114,568	97.615	-	0.000	-	0.000

Notes:
% of issued share capital is based on the Company's issued and fully paid-up share capital comprising 501,063,912 ordinary shares of S$1.00 each.
[1] M&C HHL will be the registered holder of the 174,800 ordinary shares in the capital of the Company upon settlement and transfer of such shares pursuant to the terms of the Offer.
[2] M&C HHL, M&C, SDPL, CDL, HLIH and KH have obtained an extension of time from the Registry of Companies and Businesses to file the notice of changes of substantial shareholding interest within 4 days of such changes.

Republic Hotels & Resorts Limited
(the "Company")

Date of notice to company : 2 August 2002

Date of change of interest (including deemed interest) : 31 July 2002

Circumstance giving rise to the change : Receipt by M&C Hotels Holdings Limited ("M&C HHL") of acceptances in respect of an aggregate 110,840 ordinary shares of S$1.00 each in the capital of the Company ("Acceptance Shares"), pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company (the "Offer") as described in its Offer Document dated 17 June 2002.

Amount of consideration (excluding brokerage and stamp duties) per share paid or received : S$1.30 in cash

				Information relating to shares held in the name of registered holder						Holdings of substantial shareholder (Including direct and deemed interest)							
										Deemed				Direct			
Notice of:	Name of Substantial Shareholder	Name of registered holder	Details	No. of shares which are the subject of the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital
Changes in Substantial Shareholder's Interests	M&C HHL	M&C HHL[1]	Receipt of Acceptance Shares	110,840	0.022	489,114,568	97.615	489,225,408	97.637	-	0.000	-	0.000	489,114,568	97.615	489,225,408	97.637
Changes in Substantial Shareholder's Deemed Interests	Millennium & Copthorne Hotels plc ("M&C")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, M&C has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	110,840	0.022	489,114,568	97.615	489,225,408	97.637	489,114,568	97.615	489,225,408	97.637	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Singapura Developments (Private) Limited ("SDPL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, SDPL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	110,840	0.022	489,114,568	97.615	489,225,408	97.637	489,114,568	97.615	489,225,408	97.637	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	City Developments Limited ("CDL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, CDL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	110,840	0.022	489,114,568	97.615	489,225,408	97.637	489,114,568	97.615	489,225,408	97.637	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Hong Leong Investment Holdings Pte. Ltd ("HLIH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, HLIH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	110,840	0.022	489,114,568	97.615	489,225,408	97.637	489,114,568	97.615	489,225,408	97.637	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Kwek Holdings Pte Ltd ("KH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, KH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	110,840	0.022	489,114,568	97.615	489,225,408	97.637	489,114,568	97.615	489,225,408	97.637	-	0.000	-	0.000

Notes:
% of issued share capital is based on the Company's issued and fully paid-up share capital comprising 501,063,912 ordinary shares of S$1.00 each.
[1] M&C HHL will be the registered holder of the 110,840 ordinary shares in the capital of the Company upon settlement and transfer of such shares pursuant to the terms of the Offer.

Republic Hotels & Resorts Limited
(the "Company")

Date of notice to company : 2 August 2002

Date of change of interest (including deemed interest) : 1 August 2002

Circumstance giving rise to the change : Receipt by M&C Hotels Holdings Limited ("M&C HHL") of acceptances in respect of an aggregate 806,000 ordinary shares of S$1.00 each in the capital of the Company ("Acceptance Shares"), pursuant to M&C HHL's voluntary unconditional cash offer for all the issued and fully-paid ordinary shares of S$1.00 each in the capital of the Company (the "Offer") as described in its Offer Document dated 17 June 2002.

Amount of consideration (excluding brokerage and stamp duties) per share paid or received : S$1.30 in cash

				Information relating to shares held in the name of registered holder						Holdings of substantial shareholder (including direct and deemed interest)							
										Deemed				Direct			
Notice of:	Name of Substantial Shareholder	Name of registered holder	Details	No. of shares which are the subject of the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital	No. of shares held before the transaction	% of issued share capital	No. of shares held after the transaction	% of issued share capital
Changes in Substantial Shareholder's Interests	M&C HHL	M&C HHL[1]	Receipt of Acceptance Shares	806,000	0.161	489,225,408	97.637	490,031,408	97.798	-	0.000	-	0.000	489,225,408	97.637	490,031,408	97.798
Changes in Substantial Shareholder's Deemed Interests	Millennium & Copthorne Hotels plc ("M&C")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, M&C has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	806,000	0.161	489,225,408	97.637	490,031,408	97.798	489,225,408	97.637	490,031,408	97.798	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Singapura Developments (Private) Limited ("SDPL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, SDPL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	806,000	0.161	489,225,408	97.637	490,031,408	97.798	489,225,408	97.637	490,031,408	97.798	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	City Developments Limited ("CDL")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, CDL has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	806,000	0.161	489,225,408	97.637	490,031,408	97.798	489,225,408	97.637	490,031,408	97.798	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Hong Leong Investment Holdings Pte. Ltd. ("HLIH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, HLIH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	806,000	0.161	489,225,408	97.637	490,031,408	97.798	489,225,408	97.637	490,031,408	97.798	-	0.000	-	0.000
Changes in Substantial Shareholder's Deemed Interests	Kwek Holdings Pte Ltd ("KH")	M&C HHL[1]	By virtue of Section 7 of the Companies Act, Chapter 50, KH has deemed interest in the Acceptance Shares in respect of which acceptances of the Offer are received by M&C HHL	806,000	0.161	489,225,408	97.637	490,031,408	97.798	489,225,408	97.637	490,031,408	97.798	-	0.000	-	0.000

Notes:
% of issued share capital is based on the Company's issued and fully paid-up share capital comprising 501,063,912 ordinary shares of S$1.00 each.
[1] M&C HHL will be the registered holder of the 806,000 ordinary shares in the capital of the Company upon settlement and transfer of such shares pursuant to the terms of the Offer.